Via Facsimile and U.S. Mail
Mail Stop 6010

October 19, 2007

Mr. Declan Daly
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)
Isolagen, Inc.
405 Eagleview Boulevard
Exton, PA 19341

Re: Isolagen, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 001-31564

Dear Mr. Declan:

We issued a comment to you on the above captioned filing on August 8, 2007**.** As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by November 2, 2007 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by November 2, 2007**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comment and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant